Filed Pursuant to Rule 424(b)(3)
                                                Registration File No. 333-69712


                 Prospectus Supplement No. 6, dated July 2, 2002
                     (To Prospectus dated November 13, 2001)


                           Circuit Research Labs, Inc.
                             2522 West Geneva Drive
                              Tempe, Arizona 85282
                                 (602) 438-0888


     This Prospectus Supplement No. 6 is part of the Prospectus dated
November 13, 2001, of Circuit Research Labs, Inc. (the "Prospectus"), related to an offering of up to 4,581,233 shares of our common stock by the persons identified as "Selling Shareholders" in the Prospectus. This Prospectus Supplement No. 6 is distributed only in connection with the Prospectus and must be read in conjunction therewith.

     We are distributing this Prospectus Supplement No. 6 to update information that is contained in the Prospectus. We are distributing this Prospectus Supplement No. 6 only with the Prospectus, which provides detailed information related to Circuit Research Labs, Inc. In particular, this Prospectus Supplement No. 6 contains the financial and other information set forth in our amended quarterly report on Form 10-QSB/A for the quarter ended March 31, 2002. A copy of the Form 10-QSB/A, which was filed with the Securities and Exchange Commission on July 1, 2001, is attached hereto.

     If you have received this Prospectus Supplement No. 6, you should also have received a copy of the Prospectus. You should carefully review the Prospectus for a detailed description of an investment in Circuit Research Labs, Inc.






          The date of this Prospectus Supplement No. 6 is July 2, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  FORM 10-QSB/A
                                 AMENDMENT NO. 1

              [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the quarterly period ended March 31, 2002

                                       OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____________ to
                   ________________


                          Commission File No.: 0-11353

                           CIRCUIT RESEARCH LABS, INC.
        (Exact name of small business issuer as specified in its charter)

           Arizona                                       86-0344671
(State or other jurisdiction                          (I.R.S. Employer
 of incorporation or organization)                    Identification No.)



                  2522 West Geneva Drive, Tempe, Arizona 85282
               (Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (602) 438-0888

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  [X] Yes     [ ] No

  The number of shares outstanding of each class of our common equity as of May 1, 2002 is as follows:

Class of Common Equity                      Number of Shares
----------------------                      ----------------
Common Stock, par value $.10                3,706,880

                           Circuit Research Labs, Inc.
                           Index to Form 10-QSB Filing
                      For the Quarter Ended March 31, 2002

                                Table of Contents


                                                                          Page

PART I - FINANCIAL INFORMATION ............................................ 3

     ITEM 1. FINANCIAL STATEMENTS ......................................... 3

            Condensed Consolidated Balance Sheets -
            March 31, 2002 (unaudited) and December 31, 2001 .............. 3

            Condensed Consolidated Statements of Operations -
            Three Months ended March 31, 2002 and 2001 (unaudited) ........ 5

            Condensed Consolidated Statements of Cash Flows -
            Three Months ended March 31, 2002 and 2001 (unaudited) ........ 6

            Notes to Condensed Consolidated Financial Statements .......... 8

     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS ................................... 15

PART II - OTHER INFORMATION .............................................. 27

     ITEM 2. CHANGES IN SECURITIES. ...................................... 27

     ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K ............................ 27

SIGNATURE ................................................................ 29


This Amendment No. 1 to Form 10-QSB/A includes additional information and discussion under Part I, Item 1 (in the Notes to the Condensed Consolidated Financial Statements) and Item 2.

                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                  CIRCUIT RESEARCH LABS, INC. and SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS


                                                     March 31,    December 31,
                                                        2002            2001
                                                   -----------     -----------
                                                   (Unaudited)
ASSETS

CURRENT ASSETS:
    Cash                                              $149,091        $280,895
    Accounts receivable, net                         1,157,264         641,156
    Inventories                                      2,662,891       2,828,198
    Other current assets                               119,180          93,861
                                                   -----------     -----------
    Total current assets                             4,088,426       3,844,110
                                                   -----------     -----------


PROPERTY, PLANT AND EQUIPMENT, NET                   1,376,182       1,413,607
                                                   -----------     -----------
OTHER ASSETS:
    Goodwill, net                                    7,476,008       5,734,180
    Deferred acquisition costs                               0          34,563
    Other                                               38,399          41,399
                                                   -----------     -----------
                                                     7,514,407       5,810,142

TOTAL                                              $12,979,015     $11,067,859
                                                   ===========     ===========

(continued)
                  CIRCUIT RESEARCH LABS, INC. and SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                                     March 31,     December 31,
                                                        2002            2001
                                                   -----------     -----------
                                                   (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                                $1,272,074      $1,011,955
    Notes payable                                    8,532,855       8,583,588
    Current portion of long-term debt                  675,840         227,196
    Accrued salaries and benefits                      320,567         262,430
    Customer deposits                                   51,538          50,271
    Accrued professional fees                           23,425          48,672
    Other accrued expenses and liabilities             320,977         281,011
                                                   -----------     -----------
        Total current liabilities                   11,197,276      10,465,123

LONG-TERM DEBT, LESS CURRENT PORTION                   749,077         485,410
                                                   -----------     -----------
        Total Liabilities                           11,946,353      10,950,533
                                                   -----------     -----------
STOCKHOLDERS' EQUITY:
    Preferred stock, $100 par value - authorized
        500,000 shares, none issued
    Common stock, $.10 par value - (authorized
        20,000,000 shares, 3,706,880
        issued as of March 31, 2002
        and 2,388,880 as of December 31, 2001)         370,688         238,888
    Additional paid-in capital                       5,382,429       4,196,229
    Accumulated deficit                             (4,720,455)     (4,317,791)
                                                   -----------     -----------
        Total stockholders' equity                   1,032,662         117,326
                                                   -----------     -----------
TOTAL                                              $12,979,015     $11,067,859
                                                   ===========     ===========

See accompanying notes to consolidated condensed financial statements.

                   CIRCUIT RESEARCH LABS INC. AND SUBSIDIARIES

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                        Three Months Ended
                                                             March 31,
                                                        2002            2001
                                                    ----------      ----------

NET SALES                                           $2,962,526      $3,909,565
COST OF GOODS SOLD                                   1,560,004       1,763,490
                                                    ----------      ----------
Gross profit                                         1,402,522       2,146,075
                                                    ----------      ----------
OPERATING EXPENSES
    Selling, general and administrative              1,125,519       1,252,857
    Research and development                           315,000         324,051
    Depreciation                                        86,156          74,747
    Amortization                                             0         263,960
                                                    ----------      ----------
Total operating expenses                             1,526,675       1,915,615
                                                    ----------      ----------
INCOME (LOSS) FROM OPERATIONS                         (124,153)        230,460
                                                    ----------      ----------
OTHER (INCOME) EXPENSE:
   Sundry Income                                        (4,913)         (4,836)
   Interest Expense                                    283,424         277,468
                                                    ----------      ----------
Total other expense                                    278,511         272,632
                                                    ----------      ----------
LOSS BEFORE INCOME TAXES                              (402,664)        (42,172)


PROVISION FOR INCOME TAXES                                   0               0
                                                    ----------      ----------
NET LOSS                                             ($402,664)       ($42,172)
                                                    ==========      ==========
NET LOSS PER COMMON SHARE - BASIC AND DILUTED           ($0.12)         ($0.02)
                                                    ==========      ==========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
   Basic and diluted                                 3,472,569       2,272,725
                                                    ==========      ==========

See accompanying notes to consolidated condensed financial statements.

                   CIRCUIT RESEARCH LABS INC. AND SUBSIDIARIES

                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                        Three Months Ended
                                                             March 31,
                                                        2002            2001
OPERATING ACTIVITIES:                                ---------        --------
   Net Loss                                          ($402,664)       ($42,172)
   Adjustments to reconcile net loss to net cash
     used in operating activities
   Depreciation and amortization                       104,890         363,350
   Provision for uncollectable accounts                   (267)
   Stock compensation                                   50,000

Changes in assets and liabilities:
   Accounts receivable                                (515,841)       (399,453)
   Inventories                                         393,277          38,575
   Prepaid expenses and other assets                   (22,319)         (3,638)
   Accounts payable and accrued expenses               334,242          (1,249)
                                                     ---------        --------
      Net cash used in operating activities            (58,682)        (44,587)
                                                     ---------        --------

INVESTING ACTIVITIES:
   Capital expenditures                                 (2,700)
                                                     ---------        --------
      Net cash used in investing activities             (2,700)              0
                                                     ---------        --------

FINANCING ACTIVITIES:
   Proceeds from shareholder advances                   23,405
   Principal payments on notes payable                 (50,733)

   Principal payments on long-term debt                (37,689)         (1,606)

   Proceeds from sale of common stock                   18,000          33,125
                                                     ---------        --------
   Net cash provided by (used in) financing activities (70,422)         54,924
                                                     ---------        --------

NET INCREASE (DECREASE) IN CASH                       (131,804)         10,337

CASH AT BEGINNING OF PERIOD                            280,895         272,203
                                                     ---------        --------
CASH AT END OF PERIOD                                 $149,091        $282,540
                                                     =========        ========


See accompanying notes to consolidated condensed financial statements.

(continued)
                   CIRCUIT RESEARCH LABS INC. AND SUBSIDIARIES

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                        Three Months Ended
                                                            March  31,
                                                        2002            2001
                                                     ---------        --------
Supplemental Disclosures of Cash Flow Information

   Cash paid for interest                             $277,201        $279,809
                                                     =========        ========

Supplemental schedule of Non-cash investing and financing activities:

   Fair value of assets acquired including goodwill $2,034,563
   Debt issued to seller                              (750,000)
   Common Stock issued to seller                    (1,250,000)
   Costs paid in 2001                                  (34,563)
                                                     ---------
                                                            $0
                                                     =========
   Common stock issued for consulting                  $50,000
                                                     =========

See accompanying notes to consolidated condensed financial statements.

                   CIRCUIT RESEARCH LABS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


1. The Consolidated Condensed Financial Statements included herein have been prepared by Circuit Research Labs, Inc. ("CRL" or the "Company"), pursuant to the rules and regulations of the Securities and Exchange Commission. The Consolidated Condensed Balance Sheet as of March 31, 2002 and the Consolidated Condensed Statements of Operations for the three months ended March 31, 2002 and 2001 and the Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2002 and 2001 have been prepared without audit.

     Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these Consolidated Condensed Financial Statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

     In the opinion of management, the Consolidated Condensed Financial Statements for the unaudited interim periods presented herein include all adjustments, consisting only of normal recurring adjustments, necessary to present a fair statement of the results of operations for such interim periods. Net operating results for any interim period may not be comparable to the same interim period in previous years, nor necessarily indicative of the results that may be expected for the full year.

2.   Significant Accounting Policies are as follows:

a.   Net loss per share

     In calculating earnings per share for the three months ended March 31, 2002 the effects of 1,000,000 shares relating to options to purchase common stock and 1,708,158 shares relating to warrants were not used for computing diluted earnings per share because the result would be anti-dilutive. For the three months ended March 31, 2001 the options and warrants to purchase 1,026,500 and 1,708,158 shares respectively, of common stock were not used in computing diluted earnings because the result would be anti-dilutive. Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" establishes standards for computing and presenting earnings per share. It also requires the dual presentation of basic and diluted earnings per share on the face of the statement of operations. Earnings per share is calculated as follows:

                                                       Three Months Ended
                                                            March  31,
                                                        2002            2001
                                                     ---------       ---------
  Numerator
    Net loss                                         ($402,664)       ($42,172)
                                                     =========       =========
  Denominator
    Weighted average shares                          3,472,569       2,272,725
                                                     =========       =========
  Basic and diluted loss per share                      ($0.12)         ($0.02)
                                                     =========       =========

b.   New accounting pronouncements

     In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets." SFAS 141 replaces APB Opinion No. 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested at least annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations initiated after June 30, 2001.

     Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 on January 1, 2002. SFAS 142 requires that goodwill be tested for impairment, at least annually, and shall not be amortized. The goodwill impairment test is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount. If the fair value exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and no further testing is necessary. If the fair value is less than the carrying value, the second step must be performed to determine the amount of the impairment. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any loss resulting from the transitional impairment test will be reflected as a change in accounting principle.

     The Company is in the process of determining the estimated fair value of each reporting unit with a view to determining whether the goodwill value has been impaired under these new rules. In accordance with the transition provisions of SFAS 142, this evaluation will be completed by June 30, 2002. Management has not yet completed this assessment.

     At the time that an acquisition is made, the Company records each asset acquired and each liability assumed at its estimated fair value, which estimate is subject to future adjustment when appraisals or other valuation data are obtained. The excess of (i) the total consideration paid for the acquired assets over (ii) the fair value of the assets acquired, less liabilities assumed, is recorded as goodwill. As of March 31, 2002, the Company has no identifiable intangible assets with definite lives.

     At December 31, 2001 and March 31, 2002, the Company reported $5,734,180 and $7,476,008, respectively, of net goodwill on its consolidated balance sheets. At both dates, both amounts included $5,719,142 for the acquisition of Orban, Inc. and $15,038 for the acquisition of Avocet Instruments, Inc. In addition, the March 31, 2002 figure includes $1,741,828 for the acquisition of Dialog4 System Engineering GmbH. The following table presents the impact of goodwill amortization to the quarter ended March 31, 2001 net loss and loss per share:
                                          Net Loss    Basic EPS   Diluted EPS
                                          ---------   ---------   -----------
     Reported Net Loss                    $(42,172)   $(0.02)     $(0.02)
     Add back: Goodwill amortization       263,960      0.12        0.12
     Adjusted                              221,788      0.10        0.10


     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company plans to adopt SFAS 143 effective January 1, 2003. The Company has not determined the effect of adopting SFAS 143 on its consolidated results of operations or financial position.

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The Company adopted SFAS 144 effective January 1, 2002 and has not yet determined the impact, if any, this standard will have on its consolidated results of operations and financial position.


c.   Reclassifications

     Certain reclassifications have been made to the 2001 consolidated condensed financial statements to conform to the classifications used in 2002 and have no effect on previously reported net loss.


3.   INVENTORIES

Inventories consist of the following at March 31, 2002 and December 31, 2001:

                                                     March 31,    December 31,
                                                        2002            2001
                                                   (Unaudited)

      Raw materials and supplies                    $2,011,008      $2,176,797

      Work in process                                1,215,986       1,286,942
      Finished goods                                   809,273         737,834
                                                    ----------      ----------
        Total                                        4,036,267       4,201,573
      Less obsolescence reserve                      1,373,376       1,373,376
                                                    ----------      ----------
      Inventories, net                              $2,662,891      $2,828,198
                                                    ==========      ==========

4.   LONG-TERM DEBT

Long-term debt at March 31, 2002 consisted of the following:


      Note to shareholder                             $178,905
      Avocet Instruments, Inc.                          52,198
      Mortgage notes                                   345,302
      Vendor Notes                                      57,701
      Employee note                                     40,811
      Dialog4 GmbH                                     750,000
                                                    ----------
        Total long-term debt                        $1,424,917

      Less current portion                             675,840
                                                    ----------
        Total long-term debt, less current portion    $749,077
                                                    ==========

      On May 31, 2000, CRL Systems, Inc. and Harman Acquisition Corp. (formerly known as Orban, Inc.) entered into a Credit Agreement to establish the terms and conditions of the $8,500,000 loan from Harman to CRL Systems. The agreement was executed in conjunction with the Asset Sale Agreement between Harman and CRL Systems, Inc. The loan is evidenced by two promissory notes, the Senior Subordinated Tranche A Note (the "Tranche A Note") and the Senior Subordinated Tranche B Note (the "Tranche B Note"). The Tranche A Note, in the amount of $5,000,000, originally bore interest at 8 percent per annum and required quarterly principal payments beginning March 31, 2001, with a balloon payment of $3,000,000 due on March 31, 2003. The Tranche B Note, in the amount of $3,500,000, originally bore interest at 8 percent per annum for the period from June 1, 2000 to July 31, 2000 and 10 percent per annum from August 1, 2000 up to its September 30, 2000 maturity date. The notes are collateralized by, among other things, all receivables, inventory and equipment, investment property, including CRL's capital stock in CRL Systems, and intellectual property of CRL and CRL Systems, as defined in the Guarantee and Collateral Agreement. In addition, all proceeds of debt or equity or sales of assets are to be first applied to the remaining balance due on the notes, with the exception of proceeds from the sale of stock to the Company's President and Chief Executive Officer, Charles Jayson Brentlinger, pursuant to a Stock Purchase Agreement between the Company and Mr. Brentlinger which was entered into prior to the date of the Orban acquisition.

     The Company received several payment extensions on the Tranche A and B notes. First, in exchange for $150,000 cash and an increase in the interest rates to 12 percent per annum for both the Tranche A and Tranche B notes, Harman extended the maturity date of the Tranche B note to November 30, 2000. The maturity date of the Tranche B note was subsequently extended several additional times without fees or other significant changes to the original terms of the note and is now due in full on April 30, 2002. Also, the first principal payment on the Tranche A note of $250,000, originally due March 31, 2001, was extended to September 30, 2001 with the remaining quarterly principal payments deferred until April 30, 2002. Interest only payments are payable monthly for both notes. The Asset Sale Agreement between CRL Systems and Harman contained a provision allowing Harman to rescind the transaction if, as of November 30, 2000, CRL Systems had not paid in full the $3.5 million short-term note. If Harman had exercised its option to rescind the agreement, it would have been required to return $9,250,000 of the purchase price to CRL Systems, with the difference due to Harman as liquidating damages. Harman's option to rescind the agreement has since expired.

     On October 1, 2001, the Company and Harman entered into an Amendment to the Credit Agreement (the "Amended Credit Agreement") under which both the short-term and the long-term promissory notes were amended and restated. Under the Amended Credit Agreement, both promissory notes were converted to demand notes payable upon the demand of Harman. Interest is paid monthly at 12 percent per annum. Additionally, $1,250,000 is due April 30, 2002, unless Harman demands payment at an earlier date.

     On May 1, 2002, the Registrant entered into a Second Amendment to Credit Agreement with Harman under which the long- and short-term demand notes were amended and restated to remove the requirement for quarterly payments on the long-term note and to extend the maturity dates for the notes to December 31, 2003, unless Harman demands payment at an earlier date. Interest only payments remain payable monthly at 12 percent per annum for both notes and are also due on demand.

     In consideration for arranging the purchase financing of Orban, the Company incurred fees of $97,500 to a stockholder, the total of which was included in the current portion of long-term debt at December 31, 2000. The note was due on August 14, 2001 after being extended from its prior due date of May 14, 2001 and accrues interest of 7.5 percent per annum. On August 10, 2001, the note was converted to equity at the market price of $1.05 per share.

     In connection with the acquisition of the assets of Orban, the Company issued $205,000 in long-term debt to a stockholder in consideration for his role in such acquisition. The note bears interest at 7.5 percent per annum, with principal and interest due monthly beginning August 1, 2000 for four years. Based on a verbal agreement with the note holder, the Company made payments in 2001 sufficient for interest and some principal. Subsequently on November 12, 2001, the Company amended the agreement whereby the Company and the stockholder agreed to defer the payments to January 2002 with interest accruing at the rate of 7.5% per annum. As of March 31, 2002, the Company has made partial payments on the accrued interest.

     On May 30, 2000, the Company mortgaged its office building and manufacturing facility in Tempe, Arizona for $335,000 in order to raise part of the purchase price payable in connection with its acquisition of Orban. The mortgage note bore interest at 15.25 percent per annum, payable monthly. The full principal balance of the mortgage note was originally due November 30, 2000, but the maturity date was extended to December 31, 2000. Prior to that date, the Company refinanced the unpaid balance and entered into two new mortgage agreements for $300,000 and $62,000, respectively. The notes bear interest at 11.75 percent per annum and 14.75 percent per annum, respectively. Principal and interest payments are payable monthly for both notes commencing in February 2001, using a 12-year amortization period and requiring a balloon payment in February 2006.

     On June 12, 2000, the Company entered into an unsecured promissory note for $68,387 from an employee, which bears interest at 12 percent per annum. The unpaid principal and interest that was due September 12, 2000 was extended to June 30, 2001 without payment of a fee. In order to further extend the note, the Company agreed to make 12 monthly installments of principal and interest over a one-year period commencing September 1, 2001. The Company did not pay a fee in connection with this extension. As part of the agreement, the note continues to bear interest at 12 percent per annum, but will be compounded monthly.

     On May 31, 2001, CRL acquired the assets of Avocet Instruments, Inc., for $82,980 plus other costs of $3,350. The acquisition has been accounted for as an asset purchase. The excess of the total acquisition costs over the fair value of the assets acquired was $16,195. In conjunction with the Asset Sale Agreement between the Company and Avocet Instruments, Inc. and Eric B. Lane (Sellers), the Company and the Sellers entered into a Credit Agreement to establish the terms and conditions of the purchase price. The loan is evidenced by an agreement whereby the Company paid the Sellers $25,000 interest-free, paid $5,000 on the Closing Date, and $5,000 in each of the following four months. Thereafter, the balance ($57,980) is being paid in monthly installments of $1,200, including interest at the rate of five percent per annum for 54 months.

     In the fourth quarter of fiscal year 2001, the Company converted various payables into notes payable and long-term debt totaling $179,903, of which $90,076 was short-term debt and $89,827 was long-term debt. As of March 31, 2002 the balance of the notes payable and long-term debt have been reduced to $108,556, of which $103,917 is current and $4,639 is non-current.


5.   ACQUISITION OF DIALOG4

     On January 18, 2002, the Company acquired the assets of Dialog4 System Engineering GmbH ("Dialog4"). Dialog4, a German corporation based in Ludwigsburg, Germany, is a worldwide leader in ISO/MPEG, audio, ISDN, satellite transmission, networking and storage. Dialog4 has been designing and manufacturing equipment for the codec market for over ten years. Its products, available in Europe since 1993, include the MusicTaxi codec for encoding and decoding audio and data over TCP/IP on the Internet, ISDN and satellite.

     The Company purchased the assets of Dialog4 pursuant to an Asset Sale and Purchase Agreement for $2 million, comprised of 1,250,000 shares of restricted common stock, valued at $1.00 per share, and $750,000 cash to be paid at a later date either by the Company from its working capital or by the Company's President and Chief Executive Officer, Charles Jayson Brentlinger. On April 8, 2002, the Company executed an amendment to the Asset Sale and Purchase Agreement with Dialog4. The amended agreement extends the term of the Company's payments to Dialog4 over twenty months while reducing the amount of the monthly payment installments to $37,500 plus interest on the remaining principal balance at a rate of 10 percent per annum. The monthly installments of principal and interest are due and payable on the twentieth day of each month commencing
April 20, 2002.

The following table shows the fair values of assets and liabilities recorded for the acquisition of Dialog4 System Engineering GmbH:

     Inventories                                      $228,000
     Property and equipment, net                        65,000
     Goodwill                                        1,742,000

     Share consideration paid                       $1,250,000
     Debt issued                                       750,000
     Cash consideration paid                            35,000
     Debt assumed                                            0

     In connection with the acquisition, Berthold Burkhardtsmaier, Dialog4's managing director, has become the Company's Vice President of European Operations and has been appointed to its board of directors.

ITEM  2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The following discussion of our financial condition and results of operations should be read together with the financial statements and the accompanying notes included elsewhere in this report. This discussion contains statements about future events, expectations, risks and uncertainties that constitute forward-looking statements, as do discussions elsewhere in this report. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "strive" or similar words, or the negative of these words, identify forward-looking statements. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including, but not limited to, those described below under this Item 2, "Management's Discussion and Analysis or Plan of Operation - Risk Factors." We qualify any forward-looking statements entirely by these cautionary factors.


RECENT DEVELOPMENTS

     Effective May 1, 2002, we entered into a Second Amendment to Credit Agreement with Harman Acquisition Corp. (formerly known as Orban, Inc.) under which the long- and short-term demand notes payable to Harman were amended and restated to remove the requirement for quarterly payments on the long-term note and to extend the maturity dates for the notes to December 31, 2003, unless Harman demands payment at an earlier date. Interest only payments remain payable monthly at 12 percent per annum for both notes and are also due on demand.


OVERVIEW

     We develop, manufacture and market high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets.
In recent periods, we have acquired the assets of other companies within our industry or in related industries into which we desire to expand. On May 31, 2000, we acquired the assets of Orban, Inc., a producer of audio editing and processing equipment. On May 31, 2001, we acquired the assets of Avocet Instruments, Inc., a supplier of quality audio receivers and coders for the television and post-production industry. On January 18, 2002, we acquired the assets of Dialog4 System Engineering GmbH, a worldwide leader in ISO/MPEG, audio, ISDN, satellite transmission, networking and storage. The results of our acquisition of Dialog4 are reflected in the financial statements included in this report.

     We are still in the process of integrating the operations of our CRL and Orban divisions, including integration of our financial accounting and management information systems. Once this integration is complete, we expect to benefit from cost savings produced by combined research and development, marketing, sales and administration, manufacturing efficiencies and cross-selling opportunities. Our recent acquisition of the Dialog4 product line has led to the establishment of our new Orban Europe division offices in Ludwigsburg, Germany. We now face the challenge of integrating our financial accounting and management information systems with those of Dialog4 as well as the challenge of overcoming obstacles produced as a result of different corporate cultures and different accounting and reporting regulations. We will also face new risks arising from foreign currency fluctuations.

     We incurred losses of $2,046,640 and $2,258,121 during the years ended December 31, 2001 and 2000, respectively. Our deteriorating financial results and reduced liquidity caused us to renegotiate our $8.5 million loan agreement with Harman. Under the terms of the new agreement, Harman can demand at any time that we immediately pay in full the outstanding balance. Should this happen, we would immediately be forced to file for protection under Chapter 11 of the United States Bankruptcy Code. Our inability to pay the $8.5 million debt to Harman should payment be demanded, our difficulties in meeting our financing needs and our negative working capital position have resulted in our independent public accountants adding a going concern emphasis paragraph to their report (set forth in our Form 10-KSB for the year ended December 31, 2001) by including a statement that such factors raise substantial doubt about our ability to continue as a going concern. In addition to our efforts to reduce costs and increase sales, we are currently seeking sources of long-term financing. However, the inclusion of a going concern emphasis paragraph generally makes it more difficult to obtain trade credit, insurance or additional capital through public or private debt or equity financings.


RESULTS OF OPERATIONS

      The following table sets forth for the periods indicated certain summary operating results:
                                                    For the Three Months Ended
                                                              March 31,
                                                    --------------------------
                                                        2002            2001
     Revenues:                                      ----------      ----------
        Net sales                                   $2,962,526      $3,909,565
        Other income                                     4,913           4,836
                                                    ----------      ----------
           Total revenues                           $2,967,439      $3,914,401
                                                    ==========      ==========
     Gross profit on net sales                      $1,402,522      $2,146,075
     Gross profit margin                                    47%             55%
     EBITDA (1)                                       ($33,084)       $574,003
     Net cash used in operating activities            ($58,682)       ($44,587)
     Net cash used in investing activities             ($2,700)            $ 0
     Net cash (used in) provided by
       financing activities                           ($70,422)        $54,924
     Net loss                                        ($402,664)       ($42,172)
     Net loss as a percent of net sales                   (14%)            (1%)
     Loss per share - basic and diluted                 ($0.12)         ($0.02)


(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Companies and analysts do not calculate this measure in the same fashion and, as a result, the measure presented may not be comparable to similarly titled measures reported by other companies. EBITDA should be considered in addition to, not as a substitute for or superior to, operating income, cash flows or other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States. This information is not intended to assist investors in an analysis of our liquidity because there are a number of uses of cash that are excluded from the EBITDA measurement, as reported in our statement of cash flows. Rather, investors may wish to use this information as one of a number of points of comparison between our reported net loss in 2002 and 2001. None of the funds depicted by the EBITDA measure above were available for management's discretionary use.

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001

      Net Sales. Net sales during the three months ended March 31, 2002 were $3.0 million compared to $3.9 million during the comparable period in 2001 reflecting a decrease of 23%. The decrease in net sales was primarily attributable to a decreased in demand for our product. Our Orban division reported net sales of $2.8 million for the three months ended March 31, 2002 as compared to $3.6 million for the same period in 2001. This decrease was primarily a result of a decreased demand from our single largest customer by 66%. Our CRL division reported net sales of $172,000 for the three months ended March 31, 2002 as compared to $350,000 for the same period in 2001, representing a decrease of 51%. This decrease was the result of decreased demand from one customer overseas. We are uncertain whether this decreased demand will continue for our CRL products, but generally, we expect continued stable demand across its product lines in 2002. Orban Europe reported net sales of $327,000.

     Gross Profit.   Gross profit was 47% of net sales for the first quarter
ended March 31, 2002 compared to 55% for the same period in 2001. The 8% decrease in gross profit is primarily due to decreased production while maintaining the same fixed overhead costs and the acquisition of the Dialog4 assets. Gross profit for that division was 38%. The lower percentage as a division is primarily due to the discounting of sales price for the introduction of Orban Europe products into the market under the Orban name. The Orban Europe division plans to focus on increasing the gross profit.

     Selling, General and Administrative. Selling, general and administrative expenses ("SG&A") for the three months ended March 31, 2002 were $1,126,000, a decrease of 10% compared to $1,253,000 reported the first quarter of 2001. As a percentage of net revenue, SG&A increased from 32% for the three months ended March 31, 2001 to 38% for the same period in 2002. The increase in SG&A expense is due in part to the variable component of SG&A (discounts and other domestic and international sales and marketing expenses) associated with the increase in revenues following our acquisition of the Dialog4 assets. The fixed component of SG&A has also increased due to the additional personnel in sales, marketing, administration and cost related to operating the Orban Europe office following the January 18, 2002 acquisition.

     Research and Development.   Research and development expense was $315,000
for the three months ended March 31, 2002, a decrease of 3% compared to $324,000 for the same period in 2001. The decrease resulted from the reduction of fees to outside consultants.

     Other (Income) Expense.   Other expense, net for the three months ended
March 31, 2002 was $279,000 of which $255,000 represents interest paid to Harman International Industries, Inc. in connection with the seller carry-back loan that financed a portion of our purchase price for the Orban assets. Other expense, net for the three months ended March 31, 2001 was $273,000, of which $255,000 represented interest and fees paid to Harman. Interest expense was $283,000 1for the three months ended March 31, 2002, a 2% increase over $277,000 reported for the same period in 2001. The increase represents the interest expense associated with the Second Amendment to the Asset purchase of Dialog4.

     Operationally, we are reporting a $33,000 loss for the three months ended March 31, 2002, before interest, taxes, depreciation and amortization (EBITDA) which represents approximately 1% of the total net sales in 2002 as compared to 2001 in which we reported a $574,000 profit before interest, taxes, depreciation and amortization (EBITDA) representing 15% of net sales. The decrease in EBITDA is primarily due to the reduction in sales.

     Net Loss. Net loss was $402,664 for the three months ended March 31, 2002 compared to $42,172 for the same period in 2001. Excluding the impact of the non-cash items, we would have reported a net loss $248,084 for the three months ended March 31, 2002 compared to a positive net income of $296,535 for the same period in 2001.

     Non-cash expense items for the three months ended March 31, 2002 were as follows:

                   $0     Increase in inventory reserve
                 (267)    Decrease in provision for uncollectible accounts
                    0     Amortization of intangible
               50,000     Stock compensation
               86,156     Depreciation
             --------
             $135,889     Total (representing 38% of the net loss for the year)
             ========

     Non-cash expense items for the three months ended March 31, 2001 were as follows:

              $74,747     Depreciation
              263,960     Amortization of intangible
             $338,707     Total (representing 803% of the net loss for the year)

     The decrease in amortization from 2001 to 2002 reflected in the charts above resulted from our adoption of Statement of Financial Accounting Standards No. 142 effective January 1, 2002.


LIQUIDITY AND CAPITAL RESOURCES

     We had negative net working capital of approximately $7.1 million at March 31, 2002, and the ratio of current assets to current liabilities was ..37 to 1. At March 31, 2001, we had net positive working capital of approximately $2.5 million and a current ratio of 2.08 to 1. The decrease in working capital resulted from the conversion to demand notes of the $3.5 million short-term note and the $5 million long-term notes payable to Harman. The notes are payable on December 31, 2003 or as specified in the Second Amendment to Credit Agreement that we entered into with Harman effective
May 1, 2002.

     Our substantial obligation to Harman may have important consequences for us, including the following:

     * Our ability to continue as a going concern will depend in part on whether Harman demands payment on the $8.5 million debt, or any portion thereof;
     * A significant portion of our cash flow from operations will be dedicated to servicing our debt obligations and will not be available for other business purposes;
     * The terms and conditions of our indebtedness limit our flexibility in planning for and reacting to changes in our business, and in making strategic acquisitions;
     * Our ability to obtain additional financing in the future for working capital, capital expenditures and other purposes may be substantially impaired; and
     * Our substantial leverage may make us more vulnerable to economic downturns and competitive pressures.

     Our ability to meet our debt service obligations and reduce our total indebtedness to Harman depends in part on our future operating performance. Our future operating performance will depend on our ability to expand our business operations by growing our core audio processing business, expanding our product offerings and penetrating new and emerging markets, which we anticipate will require additional financing. In addition, our future operating performance will depend on economic, competitive, regulatory and other factors affecting our business that are largely beyond our control. If we are unable to expand our business operations as planned, we may not be able to service our outstanding indebtedness to Harman.

     On January 18, 2002, with Harman's consent, we acquired the assets of Dialog4 System Engineering GmbH. We purchased the assets of Dialog4 pursuant to an Asset Sale and Purchase Agreement for $2 million, comprised of 1,250,000 shares of our common stock, valued at $1.00 per share, and $750,000 cash to be paid at a later date either by us from our working capital or by our President and Chief Executive Officer, Charles Jayson Brentlinger. On April 8, 2002, we executed an amendment to the Asset Sale and Purchase Agreement with Dialog4.
The amended agreement extends the term of our payments to Dialog4 over twenty months while reducing the amount of the monthly payment installments to $37,500 plus interest on the remaining principal balance at a rate of 10 percent per annum. The monthly installments of principal and interest are due and payable on the twentieth day of each month commencing April 20, 2002.

     Working capital generated from 2002 operations will be used to service our contractual obligations and commercial commitments, excluding our obligations to Harman. Any excess working capital generated from 2002 operations will be applied to expand our business operations. The terms of the Harman debt restrict our ability to obtain financing for these types of expansion expenditures, as well as financing for other purposes. Accordingly, our ability to expand will primarily depend on our ability to generate sufficient working capital from operations. We will closely monitor our working capital in 2002 as we evaluate any expenditures related to expansion.

     Accounts receivable were $1,157,000 at March 31, 2002 compared to $641,000 at December 31, 2001 representing a net increase of $516,000 or 80%. The increase is primarily due to an increase in sales for the quarter ended
March 31, 2002 compared to the quarter ended December 31, 2001.

     Total inventories were $2,663,000 at March 31, 2002 compared to total inventories of $2,828,000 at December 31, 2001. The value of inventory decreased $165,000, or 6%, due primarily to the reduction of raw materials and work in process.

     For the year ending December 31, 2002, our principal working capital requirements will be the payment of normal recurring operating costs. Management believes that these requirements can be met from the operating cash flows.

     On May 31, 2000, our wholly owned subsidiary, CRL Systems, Inc., acquired the assets of Orban, Inc., a wholly owned subsidiary of Harman International Industries, Inc. The total stated purchase price was $10.5 million, of which $2 million was paid in cash and the balance of which was paid by means of a combination of short-term and long-term promissory notes that we issued to Harman. On October 1, 2001, we entered into an Amendment to Credit Agreement with Harman under which both the long-term and the short-term notes were converted to demand notes payable on the demand of Harman or, if no demand is sooner made, on the dates and in the amounts specified in the Amended Credit Agreement. Effective May 1, 2002, we entered into a Second Amendment to Credit Agreement with Harman under which both demand notes were amended and restated to remove the requirement for quarterly payments on the long-term note and to extend the maturity dates for the notes to December 31, 2003, unless Harman demands payment at an earlier date. Interest only payments remain payable monthly at 12 percent per annum for both notes and are also due on demand.

     Approximately $9,563,000 of our total indebtedness is due and payable by December 31, 2003, unless with respect to the $8,500,000 due Harman, payment is demanded at an earlier date. Our President, Mr. Charles Jayson Brentlinger, has committed to exercise his stock options, if necessary, to satisfy a portion of the Company's debt payment requirements if operating cash flows are inadequate to retire the debt. If Mr. Brentlinger exercised all of his options to purchase shares of our common stock, we would realize gross proceeds of approximately $1,250,000. We are actively pursuing opportunities to raise additional capital through a private equity placement of our common stock, asset based lending, or a combination of the two. We cannot offer any assurances that we will be able to attract additional capital or that additional financing, if obtained, will be sufficient to meet our current obligations. If we cannot meet our current obligations, our ability to continue as a going concern will be jeopardized.

     On June 12, 2000, we borrowed $68,387 from an employee to assist us in the purchase of the assets of Orban. The unsecured promissory note evidencing the debt bears interest at 12 percent per annum. The note was originally due September 12, 2000 but was extended to June 30, 2001 without payment of a fee. In order to further extend the note, we agreed to make 12 monthly installment payments of principal and interest over a one-year period commencing
September 1, 2001. We did not pay a fee in connection with this extension. As part of the agreement, the note continues to bear interest at 12 percent per annum, but is compounded monthly. As of March 31, 2002, we had paid a total of $27,576 on the note and the remaining unpaid balance was $40,811.

     Management believes that the required $37,500 due to Dialog4 each month can be met from the operating cash flows generated from the Dialog4 line of products. The required payments may slow our ability to ramp up our European operations.


RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this report in evaluating us and our business. You should also keep these risk factors in mind when you read and consider the forward-looking statements in this report and other reports we file with the SEC. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem less material, also may become important factors that affect us.


AS A RESULT OF OUR LARGE OUTSTANDING DEBT OBLIGATIONS, WE HAVE SIGNIFICANT ONGOING DEBT SERVICE REQUIREMENTS WHICH MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING FLEXIBILITY.

     On May 31, 2000, we acquired the assets of Orban, a wholly-owned subsidiary of Harman International Industries, Inc. Including the $250,000 previously paid to Harman as non-refundable deposits in 1999, the total stated purchase price was $10.5 million, of which $2 million was paid in cash and the balance of which was paid by means of a combination of short-term and long-term promissory notes that we issued to Harman. As of September 30, 2001, our total indebtedness was approximately $8.5 million. Effective October 1, 2001, this indebtedness was converted to demand notes payable on the demand of Harman or, if no demand is sooner made, on the dates and in the amounts set forth in the amended Credit Agreement that we entered into with Harman. Our substantial leverage may have important consequences for us, including the following:

     * our ability to continue as a going concern will depend in part on whether Harman demands payment on the $8.5 million debt, or any portion thereof;

     * a significant portion of our cash flow from operations will be dedicated to servicing our debt obligations and will not be available for other business purposes;
     * the terms and conditions of our indebtedness limit our flexibility in planning for and reacting to changes in our business, and in making strategic acquisitions;
     * our ability to obtain additional financing in the future for working capital, capital expenditures, and other purposes may be substantially impaired; and
     * our substantial leverage may make us more vulnerable to economic downturns and competitive pressures.

     Our ability to meet our debt service obligations and reduce our total indebtedness to Harman depends in part on our future operating performance. Our future operating performance will depend on our ability to expand our business operations by growing our core audio processing business, expanding our product offerings and penetrating new and emerging markets, which we anticipate will require additional financing. In addition, our future operating performance will depend on economic, competitive, regulatory and other factors affecting our business that are beyond our control. If we are unable to expand our business operations as planned, we may not be able to service our outstanding indebtedness to Harman.


THE EXISTENCE OF AN UNQUALIFIED OPINION CONTAINING A GOING CONCERN EMPHASIS PARAGRAPH MAY MAKE IT MORE DIFFICULT FOR US TO OBTAIN CREDIT OR ADDITIONAL CAPITAL AND MAY JEOPARDIZE OUR RELATIONSHIP WITH EXISTING AND NEW CUSTOMERS.

     Our inability to pay the $8.5 million debt to Harman should payment be demanded, our difficulties in meeting our financing needs and our negative working capital position created by the demand notes have resulted in our independent public accountants adding a going concern emphasis paragraph in their report by including a statement that such factors raise substantial doubt about our ability to continue as a going concern. The inclusion of a going concern emphasis paragraph generally makes it more difficult to obtain trade credit, insurance or additional capital through public or private debt or equity financings. We may also find it more difficult to maintain existing customer relationships and to initiate new customer relationships.


WE WILL NEED ADDITIONAL DEBT OR EQUITY TO SERVICE THE DEBT PAYABLE AS A RESULT OF OUR ACQUISITION OF ORBAN, AND WE MAY NOT BE ABLE TO OBTAIN THIS FINANCING ON ACCEPTABLE TERMS.

     Upon our acquisition of the assets of Orban, we issued a $3.5 million short-term note and a $5 million long-term note payable to Harman. Effective October 1, 2001, both of these notes were converted to demand notes payable on the demand of Harman or, if no demand is sooner made, on the dates and in the amounts set forth in the amended Credit Agreement that we entered into with Harman. Our ability to service this debt will depend on our ability to obtain either additional debt or equity financing, or a combination thereof. We cannot be sure, however, that we will be able to obtain the necessary debt or equity financing on acceptable terms. Also, additional debt financing or the sale of additional equity securities may cause the market price of our common stock to decline. If we are unable to obtain additional debt or equity financing on acceptable terms, we may have to negotiate further restructuring of the debt with Harman. If Harman is unwilling to restructure the debt, we may default on the debt and our ability to continue as a going concern would be jeopardized.


OUR ABILITY TO OBTAIN AN OUTSIDE LINE OF CREDIT IS SUBJECT TO THE APPROVAL OF OUR CURRENT CREDITORS AND, IF SUCH APPROVAL IS WITHHELD, OUR ABILITY TO COMPETE EFFECTIVELY IN OUR INDUSTRY COULD BE JEOPARDIZED.

     In connection with our acquisition of Orban, we entered into a Credit Agreement with Harman. Under the terms of the Credit Agreement, we are bound by certain covenants that prevent us from obtaining additional credit facilities without the prior written approval of Harman. This limitation on our ability to obtain additional outside lines of credit may curtail our ability to make strategic acquisitions and to conduct research and development. This in turn could jeopardize our competitive position within our industry.


FOREIGN CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     On January 18, 2002, we acquired the assets of Dialog4 System Engineering GmbH. Our acquisition of this new product line has led to the establishment of our new Orban Europe offices in Ludwigsburg, Germany. Transactions and expenses of our Orban Europe operations will be conducted in Euros which will expose us to market risks related to foreign currency exchange rate fluctuations that could adversely affect our operating results. For instance, a strengthening of the U.S. dollar against the Euro could reduce the amount of cash and income we receive and recognize from Orban Europe. Furthermore, it is likely that for accounting purposes we will recognize foreign currency gains or losses arising from our operations in Europe on weighted average rates of exchange in the period incurred and translate assets and liabilities of these operations into U.S. dollars based on year-end foreign currency exchange rates, both of which are subject to currency fluctuations between the U.S. dollar and the Euro. As foreign exchange rates vary, our results from operations and profitability may be adversely affected.

     We expect to derive approximately 13% of our total revenues from our Orban Europe operations. This percentage may increase in future years as we further develop and expand our operations in Europe. We cannot predict the effects of exchange rate fluctuations on our operating results. We do not currently intend to engage in foreign currency exchange hedging transactions to manage our foreign currency exposure. If and when we do engage in foreign currency exchange hedging transactions, we cannot assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.


WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN EVALUATION OF OUR COMBINED OPERATIONS WITH ORBAN AND OUR PROSPECTS FOR THE FUTURE.

     We commenced our combined operations with Orban on May 31, 2000. Accordingly, we have a limited operating history on which an evaluation of our combined operations with Orban can be based. Our prospects must be considered in light of the risks, expenses, difficulties and uncertainties frequently encountered by companies in the early stages of integration, such as:

     * the difficulty of integrating the operations, technologies, personnel and cultures of our companies;
     * the potential disruption of the ongoing business of our companies;
     * the distraction of management of our companies from ongoing business concerns;
     * potential unknown liabilities associated with the merger of our companies; and
     *    the potential disruption of our employee base.

     We cannot guarantee that any or all of the above risks, expenses, difficulties and uncertainties will not occur as a result of our integration of the Orban operations. Nor can we guarantee that our integration with Orban will be achieved successfully or as rapidly as we would like.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR SUCCESSFUL INTEGRATION OF THE ORBAN OPERATIONS INTO OUR OWN.

     We are in the process of integrating the operations of Orban with our existing operations in order to achieve economies of scale, manufacturing and marketing efficiencies, reduced operational expenses and cross-selling opportunities. Although the combination of our operations with those of Orban has produced substantial synergies, nevertheless this combination is ongoing and continues to present significant management challenges. We cannot assure you that this integration, and the synergies expected to result from that integration, will be achieved to the extent initially anticipated. If management is unable to completely and successfully integrate our operations with those of Orban, we will not fully realize the benefits of integration noted above, and our business, results of operations and financial condition could be adversely affected.


WE SERVE A MARKET IN WHICH THERE ARE A LIMITED NUMBER OF CUSTOMERS AND OUR FINANCIAL WELL-BEING IS DIRECTLY TIED TO THE FINANCIAL HEALTH OF THESE CUSTOMERS.

     In recent years, the radio and television industry in the United States has experienced a great deal of consolidation of ownership. As a result, several corporations each now own a substantial number of radio and television stations. These corporations are the largest purchasers of our audio processing and post-production equipment. Moreover, a significant amount of our revenue is derived from audio processing replacement orders that come from these customers. Our financial stability and well-being is thus directly tied to the financial health of these customers. If these customers experience financial difficulty, regardless of the cause, they may delay, reduce or cancel orders for new audio processing or post-production equipment. If this occurs, our results of operations could decline and we could experience difficulty in servicing our debt obligations.


WE MUST ADAPT TO RAPID TECHNOLOGICAL CHANGE AND INCREASED COMPETITION IF WE ARE GOING TO BE ABLE TO COMPETE EFFECTIVELY IN OUR INDUSTRY.

     While audio processing has been and will continue to be our core business, we are using our existing technologies to enter the emerging markets of digital audio broadcasting, cable television and Internet-related audio delivery. These markets are characterized by rapid technological change and require a significant commitment of capital and human resources. We intend to engage continually in research and development activities so that we can improve our current products and develop new products. However, our significant debt obligations may limit the amount of resources, both capital and human, that we can commit to research and development. This could jeopardize the success and reception of our products in these emerging markets. In addition, because of the rapid pace of change and the intense competition that characterizes these markets, our products may become unmarketable or obsolete by a competitor's more rapid introduction to the marketplace.


WE MAY NOT BE ABLE TO RETAIN OUR EXISTING PERSONNEL OR HIRE AND RETAIN THE ADDITIONAL PERSONNEL THAT WE NEED TO SUSTAIN AND GROW OUR BUSINESS.

     Our future success will depend on our ability to attract, retain and motivate employees with the necessary skills and expertise required by our business. Competition for employees who possess the technical expertise to develop and manufacture our products is intense. A shortage in available skilled labor could require us to increase our wages and benefits to attract and retain enough employees. An increase in our labor costs, or our inability to attract, retain and motivate employees, would likely harm our growth plans and may adversely affect our business and results of operations.


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
WE DEPEND ON A NUMBER OF VENDORS TO SUPPLY US WITH COMPONENT PARTS THAT ARE NECESSARY TO THE PRODUCTION OF OUR AUDIO PROCESSING AND POST-PRODUCTION EQUIPMENT.

     We rely on certain vendors to provide component parts for use in the manufacturing of our audio processing and post-production equipment. As technology improves, some of these parts have become obsolete and vendors have discontinued their production of such parts. When this occurs, we must either obtain these necessary parts from alternative sources, or design around these parts so that we are able to continue producing our audio processing and post-production equipment. If any of the component parts that we require become unavailable and we are not able to design around these parts, we may not be able to offer some of our products and our sales revenues may decline.


OUR PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD EXERCISES SIGNIFICANT CONTROL OVER US.

     Charles J. Brentlinger, our President, Chief Executive Officer and Chairman of the Board, currently owns 820,318 shares of our common stock and holds options to purchase approximately 1,365,005 additional shares. Based on a total of 3,706,880 shares of our common stock issued and outstanding as of March 31, 2002, if Mr. Brentlinger exercises all of his options he will own of record and beneficially approximately 43.1% of our issued and outstanding shares. This means that Mr. Brentlinger exercises, and will continue to exercise, significant control over the business and affairs of our company. Mr. Brentlinger's exercise of this control may, in certain circumstances, deter or delay a merger, tender offers, other possible takeover attempts or changes in our management which may be favored by some or all of our minority shareholders.


WE DEPEND ON A FEW KEY MANAGEMENT PERSONS.

     We are substantially dependent on the personal efforts and abilities of Charles Jayson Brentlinger, our Chairman, President and Chief Executive Officer, and Robert Orban, our Vice President and Chief Engineer. The loss of either of these officers or our other key management persons could harm our business and prospects for growth. As a result, we have obtained key man life insurance policies on the lives of each of these officers. We also have employment agreements with each of these officers which are more fully described elsewhere in this report.


THE LOCATION OF OUR ORBAN DIVISION SUBJECTS US TO A NUMBER OF RISKS THAT ARE BEYOND OUR CONTROL WHICH COULD RESULT IN PRODUCTION INTERRUPTIONS.

     Our business depends on the efficient and uninterrupted production of our audio processing equipment and other products. Our Orban division is currently located in San Leandro, California, and we expect to maintain our operations at this facility for the foreseeable future. While we have taken precautions against production interruptions, interruptions could nevertheless result from natural disasters such as earthquakes, fires or floods. In addition, the power shortages which occur in California from time to time have resulted in planned and unplanned power outages and increased energy costs which we may not be able to pass on to our customers. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business. Finally, our location in the Silicon Valley corridor of California subjects us to increased operating costs and labor shortages which could adversely affect our production capabilities and result in reduced revenues.


THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE AND THE VALUE OF YOUR INVESTMENT MAY DECLINE.


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
     The volatility of the market price of our common stock may cause wide fluctuations in the price of our common stock on the OTC Bulletin Board. The market price of our common stock is likely to be affected by:

     * changes in general conditions in the economy or the financial markets;
     *    variations in our quarterly operating results;
     *    changes in financial estimates by securities analysts;
     * other developments affecting us, our industry, customers or competitors;
     * the operating and stock price performance of companies that investors deem comparable to us; and
     * the number of shares available for resale in the public markets under applicable securities laws.


THE LIQUIDITY OF OUR COMMON STOCK COULD BE RESTRICTED BECAUSE OUR COMMON STOCK FALLS WITHIN THE DEFINITION OF A PENNY STOCK.

     Under the rules and regulations of the Securities and Exchange Commission
(SEC), as long as the trading price of our common stock on the OTC Bulletin Board is less than $5 per share, our common stock will come within the definition of a "penny stock." On April 1, 2002, the last sale price of our common stock on the OTC Bulletin Board was $1.33 per share. Generally speaking, the definition of a "penny stock" does not include stock that is traded on Nasdaq or on a national securities exchange. Since our common stock is traded on the OTC Bulletin Board, rather than on Nasdaq or a national securities exchange, our common stock falls within the definition of a "penny stock" while it is trading below $5 per share. As a result, the trading of our common stock is subject to certain "penny stock" rules and regulations.

     The SEC rules and regulations require that broker-dealers, prior to effecting any transaction in a penny stock, satisfy certain disclosure and procedural requirements with respect to the prospective customer. These requirements include delivery to the customer of an SEC-prepared risk disclosure schedule explaining the nature and risks of the penny stock market, disclosure to the customer of the commissions payable to both the broker-dealer and any other salesperson in connection with the transaction, and disclosure to the customer of the current quotations for the stock to be purchased. In addition, if the broker-dealer is the sole market maker, it must disclose this fact and the broker-dealer's presumed control over the market. Finally, prior to effecting any penny stock transaction, broker-dealers must make individualized written suitability determinations and obtain a written agreement from customers verifying the terms of the transaction. Subsequent to any sale of penny stock, broker-dealers must send monthly statements disclosing recent price information for the penny stock held in the customer's account and certain other information relating to the limited market in penny stocks. These rules, regulations and procedural requirements may restrict the ability of broker-dealers to sell our common stock or discourage them from doing so. As a result, purchasers may find it more difficult to dispose of, or to obtain accurate quotations for, our common stock.


BECAUSE OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY, INFRINGEMENT ON OUR PROPRIETARY RIGHTS COULD LEAD TO COSTLY LITIGATION AND DECREASED REVENUES.

     Our copyrights, patents, trademarks, trade secrets and similar intellectual property are critical to our success. To establish and protect our proprietary rights, we rely on a combination of copyright, trademark, patent and trade secret laws, confidentiality and non-disclosure agreements and contractual provisions with employees and third parties, and license agreements with consultants, vendors and customers. Despite such protections, there can be no assurance that these steps will be adequate, that we will be able to secure trademark registrations for all of our marks in the United States or other countries or that third parties will not infringe upon or misappropriate our copyrights, patents, trademarks and similar proprietary rights. In addition, effective copyright, patent and trademark protection may be unenforceable or limited in certain countries. In the future, litigation may be necessary to enforce and protect our trade secrets, copyrights, patents and other intellectual property rights. We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Any such litigation could cause us to incur substantial expenses and would adversely affect our financial condition.


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
                           PART II - OTHER INFORMATION


ITEM 2.  CHANGES IN SECURITIES

RECENT SALES OF UNREGISTERED SECURITIES

     Set forth below is information concerning sales of our common stock (or transactions deemed to be sales) during the quarter ended March 31, 2002 that were not registered under the Securities Act of 1933, as amended (the "Act"). All such securities are restricted securities and the certificates bear restrictive legends.

     On January 18, 2002, our wholly owned subsidiary, CRL Systems, Inc. doing business as Orban, Inc., acquired the assets of Dialog4 System Engineering GmbH, a worldwide leader in ISO/MPEG, audio, ISDN, satellite transmission, networking and storage. Orban/CRL purchased the assets of Dialog4 pursuant to an Asset Sale and Purchase Agreement for $2 million, comprised of 1,250,000 shares of our common stock, valued at $1.00 per share, and $750,000 cash. In connection with this transaction, we relied on the exemption from registration under
Section 4(2) of the Act.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a)  Exhibits

Exhibit
Number    Description

2.1(1) Asset Sale and Purchase Agreement, dated as of November 16, 2001, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc. and CRL Systems, Inc.
10.1(1) Amendment to Existing Agreements and Closing Declaration, dated as of January 18, 2002, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., CRL Systems, Inc. and Charles Jayson Brentlinger
10.2(2) Second Amendment to Existing Agreements and Closing Declaration, dated as of March 26, 2002, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., CRL Systems, Inc. and Charles Jayson Brentlinger
10.3(3) Second Amendment to Credit Agreement, dated as of May 1, 2002, by and among Circuit Research Labs, Inc., as Parent, CRL Systems, Inc. as Borrower, and Harman Acquisition Corporation (formerly known as Orban, Inc.), as Lender
10.4(3) Second Amended and Restated Tranche A Note, dated as of May 1, 2002, from CRL Systems, Inc. to Harman Acquisition Corporation (formerly known as Orban, Inc.) in the amount of $5,000,000
10.5(3) Second Amended and Restated Tranche B Note, dated as of May 1, 2002, from CRL Systems, Inc. to Harman Acquisition Corporation (formerly known as Orban, Inc.) in the amount of $3,500,000
10.6(4)   Form of Circuit Research Labs, Inc. Stock Option Agreement


(1)  Incorporated by reference to the Registrant's Report on Form
     8-K dated February 4, 2002.

(2)  Incorporated by reference to the Registrant's Report on Form
     10-KSB for the fiscal year ended December 31, 2001.

(3)  Incorporated by reference to the Registrant's Report on Form
     8-K dated May 13, 2002.

(4) Previously filed with the Registrant's Form 10-QSB for the first quarter ended March 31, 2002.


     (b) During the three months ended March 31, 2002, the Registrant filed the following reports on Form 8-K:

          Form 8-K (Item 2 and Item 5) filed on February 4, 2002, reporting the acquisition by the Registrant's wholly owned subsidiary, CRL Systems, Inc. doing business as Orban, Inc., of the assets of Dialog4 System Engineering GmbH, and reporting the decision by the Registrant's board of directors to lower the exercise price of the Registrant's Class A warrants and to extend the time during which warrant holders could exercise such warrants.


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
                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   CIRCUIT RESEARCH LABS, INC.


Dated: July 1, 2002              By:  /s/ Robert W. McMartin
                                      -------------------------------------
                                      Robert W. McMartin
                                      Vice President, Treasurer and
                                      Chief Financial Officer

                                  Exhibit Index

Exhibit
Number    Description

2.1(1) Asset Sale and Purchase Agreement, dated as of November 16, 2001, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc. and CRL Systems, Inc.
10.1(1) Amendment to Existing Agreements and Closing Declaration, dated as of January 18, 2002, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., CRL Systems, Inc. and Charles Jayson Brentlinger
10.2(2) Second Amendment to Existing Agreements and Closing Declaration, dated as of March 26, 2002, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc., CRL Systems, Inc. and Charles Jayson Brentlinger
10.3(3) Second Amendment to Credit Agreement, dated as of May 1, 2002, by and among Circuit Research Labs, Inc., as Parent, CRL Systems, Inc. as Borrower, and Harman Acquisition Corporation (formerly known as Orban, Inc.), as Lender
10.4(3) Second Amended and Restated Tranche A Note, dated as of May 1, 2002, from CRL Systems, Inc. to Harman Acquisition Corporation (formerly known as Orban, Inc.) in the amount of $5,000,000
10.5(3) Second Amended and Restated Tranche B Note, dated as of May 1, 2002, from CRL Systems, Inc. to Harman Acquisition Corporation (formerly known as Orban, Inc.) in the amount of $3,500,000
10.6(4)   Form of Circuit Research Labs, Inc. Stock Option Agreement


(1)  Incorporated by reference to the Registrant's Report on Form
     8-K dated February 4, 2002.

(2)  Incorporated by reference to the Registrant's Report on Form
     10-KSB for the fiscal year ended December 31, 2001.

(3)  Incorporated by reference to the Registrant's Report on Form
     8-K dated May 13, 2002.

(4) Previously filed with the Registrant's Form 10-QSB for the first quarter ended March 31, 2002.


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